HILTON DOMESTIC OPERATING COMPANY INC.

7930 Jones Branch Drive, Suite 1100

McLean, Virginia 22102

April 17, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Lobert

Re:	Hilton Domestic Operating Company Inc.

Registration Statement on Form S-4

File No. 333-230625

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hilton Domestic Operating Company Inc. (the “Issuer”) and the additional registrants listed in the captioned registration statement (together with the Issuer, the “Registrants”) hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Washington, D.C. time, on April 19, 2019, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Edgar J. Lewandowski at (212) 455-7614 of Simpson Thacher & Bartlett LLP.

Very truly yours,

HILTON DOMESTIC OPERATING COMPANY INC.

By:	/s/ Michael Duffy
Name:	Michael Duffy
Title:	Authorized Signatory

[Signature Page to Acceleration Request]